UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Rekt Brands Inc.

Legal status of Issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    November 30, 2023

Physical Address of Issuer:

1207 Delaware Ave #3983
Wilmington DE 19806

Website of Issuer:
*   **Rektdrinks.com**

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
*DealMaker Securities LLC

CIK Number of Intermediary:
*0001872856

SEC File Number of Intermediary:
*00870756

CRD Number of Intermediary:
*315324

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: **

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Any reference to .01 price per share Offering price should be ignored and is erroneous. The price per share is 0.0 USD (zero point zero US dollars per share).

Company reserves all rights to issue shares only to those it choses.

Type of Security Offered:
Common Shares

Target Number of Securities to be Offered:

884,100

Price (or Method for Determining Price):
$0 per share

Target Offering Amount:
$0

Oversubscriptions Accepted:

☑ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
  First-come, first-served basis
☐ Other:

Maximum offering amount (if different from Target Offering Amount):
$0

Deadline to reach the Target Offering Amount:
July 9, 2024

Current Number of Employees:
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 27,371.55	N/A
Cash & Cash Equivalents	$27,371.55	N/A
Accounts Receivable	0.00	N/A
Short-term Debt	$17,500.00	N/A
Long-term Debt	0.00	N/A
Revenue/Sales	$27,371.55	N/A
Cost of Goods Sold	0.00	N/A
Taxes Paid	0.00	N/A

Net Income	$44,871.55	N/A

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

Offering Statement

Rekt Brands, Inc.

May 15, 2024

GENERAL NOTICES

Investing in a crowdfunding campaign carries inherent risks. You should only commit funds to this offering if you are financially prepared to lose your entire investment.

When making an investment decision, investors must rely on their own assessment of the Company and the terms of the offering, taking into account both the potential rewards and the risks involved. No federal or state securities commission or regulatory authority has endorsed or approved these Securities. Moreover, such authorities have not evaluated the accuracy or sufficiency of this document.

These Securities are being offered under an exemption from registration. However, the U.S. Securities and Exchange Commission has not independently verified that these Securities qualify for such an exemption.

The U.S. Securities and Exchange Commission ("SEC") does not assess the merits of any Securities offered or the conditions of the Offering, nor does it evaluate the accuracy or comprehensiveness of any Offering documents or materials.

INVESTING IN THESE SECURITIES COMES WITH SIGNIFICANT RISKS, AND IT MAY NOT BE SUITABLE FOR ALL INVESTORS. THERE ARE NUMEROUS UNCERTAINTIES ASSOCIATED WITH THIS OFFERING AND THE SECURITIES INVOLVED. THE SECURITIES OFFERED IN THIS CAMPAIGN ARE NOT PUBLICLY TRADED, AND THERE IS NO GUARANTEE THAT A PUBLIC MARKET FOR THEM WILL EVER EMERGE. AS SUCH, INVESTING IN THIS OFFERING IS HIGHLY SPECULATIVE. THESE SECURITIES SHOULD ONLY BE PURCHASED BY THOSE WHO CAN HANDLE THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD AND CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE REFER TO THE "RISK FACTORS" SECTION IN THIS FORM C FOR MORE INFORMATION.

THE SECURITIES OFFERED IN THIS CAMPAIGN WILL HAVE <u>TRANSFER RESTRICTIONS.</u> INVESTORS CANNOT PLEDGE, TRANSFER, RESELL, OR DISPOSE OF THE SECURITIES EXCEPT IN ACCORDANCE WITH RULES GOVERNING CROWD FUNDING FINANCING. POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY MAY NEED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD. ADDITIONALLY, THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS BEYOND THOSE IMPOSED BY FEDERAL, STATE, OR FOREIGN LAW.

THIS FORM C DOES NOT PROVIDE LEGAL, ACCOUNTING, OR TAX ADVICE, NOR IS IT SPECIFICALLY TAILORED TO YOUR INDIVIDUAL FINANCIAL SITUATION. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISORS, LEGAL COUNSEL, AND ACCOUNTANTS FOR GUIDANCE ON LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN JURISDICTIONS NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THEIR ELIGIBILITY TO PARTICIPATE IN THIS OFFERING, INCLUDING OBSERVING ANY REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATORS IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED ONLY IN THE UNITED STATES AND HAS NOT OBTAINED OR SOUGHT A LICENSE OR WAIVER OF THE NEED FOR SUCH A LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY POTENTIAL INVESTOR, WHETHER FOREIGN OR DOMESTIC.

It is important to note that this offering does have an exchange of money or value from the "Investor" to the Company. Nothing in this Document shall be read as a concession that grantee's of stock in this instance, are "investors" in every legal sense of the word.

ATTENTION TO FOREIGN INVESTORS

FOREIGN INVESTORS SHOULD NOTE THAT IT IS THEIR RESPONSIBILITY TO FULLY COMPLY WITH THE LAWS AND REGULATIONS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES WHEN PURCHASING SECURITIES. THIS INCLUDES OBTAINING NECESSARY GOVERNMENTAL OR OTHER CONSENTS AND ADHERING TO ANY LEGAL OR OTHER REQUIRED FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OR GRANT OF SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE ABOUT THE ESCROW AGENT

THE ESCROW AGENT SERVICING THIS OFFERING HAS NOT EXAMINED THE DESIRABILITY OR ADVISABILITY OF INVESTING IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT DOES NOT PROVIDE ANY REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED. THE ESCROW AGENT'S AND LEGAL COUNSEL'S NVOLVEMENT IN THE OFFERING IS LIMITED TO ACTING AS A SERVICE PROVIDER.

NOTICE ABOUT THE FILING AGENT: The Filing Agent, acting on behalf of the company for this FORM C Crowdfunding SEC filing, makes no warranties or representations regarding the accuracy or completeness of the information provided by the filing applicant.

ABOUT THIS OFFERING STATEMENT

Investors should rely solely on the information provided in the Form C or this Offering Statement (collectively, "**Form C**"). We have not authorized anyone to give any information or make any representations other than those contained in this Form C, and only the Intermediary has been authorized to host this Form C and the Offering. If you come across different or inconsistent information, do not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not allowed. The information in this Form C and any documents incorporated by reference is accurate as of the respective document dates, regardless of when this Form C is delivered or when any Securities are issued or sold.

Descriptions of agreements or other documents provided here are summaries and are, therefore, necessarily selective and incomplete. They are qualified in their entirety by the actual agreements or documents. Before completing the purchase and sale of the Securities, the Company will give prospective Investors the opportunity to ask questions and receive answers from the Company and its management about the terms and conditions of this Offering and the Company. Potential grantees of the Securities are referred to as "**Investors**" or "**you**" in this document.

When making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The Company's statements in this Form C are based on information believed to be reliable, but no warranty is made regarding the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not anticipate updating or revising this Form C or any other materials provided.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. All statements, apart from those of historical fact or relating to present facts or current conditions, are forward-looking statements. Forward-looking statements express our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by their lack of strict relation to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words or terms with a similar meaning in discussions about future operating or financial performance or other events.

The forward-looking statements in this Form C and any documents incorporated by reference are based on reasonable assumptions we have made, considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate. As you read and consider this Form C, understand that these statements are not guarantees of performance or results. Although we believe these forward
looking statements are based on reasonable assumptions, many factors could affect our actual operating and financial performance, causing it to differ materially from the performance anticipated in the forward-looking statements. If any of these risks or uncertainties materialize or if any of these assumptions prove incorrect or change, our actual operating and financial performance may vary significantly from the performance projected in these forward-looking statements.
Investors are advised not to place undue reliance on these forward-looking statements. The cautionary statements set forth in this Form, including those labeled as Risk Factors and others, identify important factors which you should consider in evaluating our forward-looking statements that may be continued in this document. Any forward-looking statements made in this Form C or any documents incorporated by reference are accurate only as of the date of those respective documents. Unless required by law, we are not obligated to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or changes in our expectations.

ELIGIBILITY

Rekt Brands, Inc., a Delaware corporation (the "**Company**") certifies that all of the following statements are true:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Company has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement. Please note that the Company has not previously relied on Regulation Crowdfunding to offer or sell securities.

- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Company has not previously failed to comply with the ongoing requirements of Rule 202 of Regulation Crowdfunding.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   a. i.in connection with the purchase or sale of any security? □ Yes ⊠ No

   b. involving the making of any false filing with the Commission? □ Yes ⊠ No

   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ⊠ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   a. in connection with the purchase or sale of any security? □ Yes ⊠ No

   b. involving the making of any false filing with the Commission? □ Yes ⊠ No

   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ⊠ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   a. at the time of the filing of this offering statement bars the person from:

      i. association with an entity regulated by such commission, authority, agency or officer? □ Yes ⊠ No

      ii. engaging in the business of securities, insurance or banking? □ Yes ⊠ No

      iii. engaging in savings association or credit union activities? □ Yes ⊠ No

   b. constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes ⊠ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   a. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes ⊠ No

   b. places limitations on the activities, functions or operations of such person? □ Yes ⊠ No c. bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes ⊠ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   a. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? □ Yes ⊠ No

   b. Section 5 of the Securities Act? □ Yes ⊠ No

   c.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles

of trade? □ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? □ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? □ Yes ☒ No

DIRECTORS AND OFFICERS

Directors of the Company

The following is information about each director (and any person occupying a similar status or performing a similar function) of the Company:

Ben Cowley Dates of Board Service: formation to – Present, Director

Michael Anderson Dates of Board Service: formation to – Present, Director

Ovie Faruq Dates of Board Service: formation – Present, President & Director

Ovie Faruq

Over the past three years, Ovie Faruq has transitioned from a directorial position in credit trading at Barclays Investment Bank to co-founding Canary Labs. His tenure at Barclays involved overseeing credit trading operations, a role that required a deep understanding of financial markets and risk management. In the second half of 2021, Faruq, alongside his colleagues, embarked on a new venture into the web3 space by establishing Canary Labs. This innovative company focuses on building an NFT analytics platform named Degenz, alongside a lifestyle brand called Rektguy, which is primarily an NFT project. Canary Labs also has an investment arm dedicated to funding promising web3 startups. Faruq continues to serve as a director at Canary Labs while also holding a directorial position at Rekt Brands Inc., blending his traditional financial expertise with pioneering web3 initiatives.

Michael Anderson

Michael Anderson's business experience in the last three years mirrors a significant pivot from traditional banking to the web3 domain. As a director in credit trading at Barclays Investment Bank, Anderson honed his skills in financial analytics, risk assessment, and strategic investment. His decision to leave Barclays in the latter half of 2021, along with Ovie Faruq and Benjamin Cowley, marked a bold shift towards entrepreneurship in the emerging web3 ecosystem. Co-founding Canary Labs, Anderson played a crucial role in developing Degenz, an NFT analytics platform, and Rektguy, a web3 lifestyle brand. Additionally, he contributed to the formation of Canary Labs' investment arm, which focuses on web3 startups. Anderson's current role as a director at both Canary Labs and Rekt Brands Inc. showcases his commitment to leveraging his financial acumen within the web3 space.

Benjamin Cowley

In the past three years, Benjamin Cowley has transitioned from his role as vice president of CLO trading at Barclays Investment Bank to an entrepreneurial role in the web3 sector. At Barclays, Cowley's expertise in collateralized loan obligations (CLOs) and his strategic trading acumen were pivotal to his success. In the second half of 2021, he left Barclays with Ovie Faruq and Michael Anderson to co-found Canary Labs, a venture that signifies a new direction in his career. Canary Labs is at the forefront of the web3 movement, with Cowley contributing to its NFT analytics platform, Degenz, and the Rektguy lifestyle brand, as well as playing a significant role in its web3-focused investment arm. Cowley's transition from finance to web3, continuing as a director at Canary Labs and Rekt Brands Inc., highlights his versatility and entrepreneurial drive in embracing and shaping new digital frontiers.

Officers of the Company

The following is information about each officer (and any person occupying a similar status or performing a similar function) of the Company:

Ovie Faruq Dates of Board Service: formation – Present, President, Clerk & Director


Principal Security Holders


As of the date of this Offering, the following is information on each person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

	Founders Class Shares
Ovie Faruq	2,387,070
Michael Anderson	2,387,070
Benjamin Crowley	1,352,673
Miah Vu	1,113,966

The calculation above   (a) does not take into account the potential conversion of any outstanding convertible securities (currently, a Simple Agreement for Future Equity,) and (b) does not include any shares that are reserved for the option pool in the calculation as none have been issued.)

**Business and Anticipated Business Plan**

Description of the Business

A beverage brand

Business Plan

Rekt Drinks will be a "cool" non-alcoholic (NA) sparkling water brand, aimed to benefit from

the growth in the nonalcoholic sector.

Proposed Financing Methods and Timeline

The Company is seeking up to $0 in this Offering. IT IS IMPERATIVE THAT THE POTENTIAL INVESTOR UNDERSTAND, if this Regulation CF is fully subscribed, the Company will have raised zero dollars in additional capital for the issuance of the Common shares that will be issued following this offering. This Offering will increase the regulatory burden the Company will face, increase the costs of compliance, and increase the cost of doing business, without bringing the Company any capital that is associated with traditional Regulation CF offerings, in which the company in those instances does raise money for shares. Following the offering, the Company anticipates that it may consider raising funds, via a Reg D offering that will offer shares for capital to potential eligible outside investors (the "**Reg D Offering**"). Note zero dollars are being raised during this CF Offering. NO determination has been made as to how much may be raised by Company during any future Reg D Offering

The Company's Products and/or Services

Single serving packaged non-alcoholic beverage.

Competition

The food and beverage industry is a highly competitive landscape with numerous companies and creators striving to capture the attention of potential customers. Our category within that industry is highly competitive and speculative. Company faces the challenge that many potential customers have a tendency not to spend much money on non alcoholic beverages, or expect them to be very inexpensive.

Competitive Landscape

LaCroix:
- Strengths: Wide variety of natural flavors, no artificial ingredients.

Perrier:
- Strengths: Luxury image, appeals to sophisticated consumers.

San Pellegrino:
- Strengths: Italian heritage, offers both plain and flavoured seltzers.

Schweppes:
- Strengths: Well-established brand, wide product range including mixers.
Liquid Death:
- Strengths: Edgy branding, appeals to younger demographic looking for unique brands.

Dash Water:
- Strengths: Uses 'wonky' or misshapen fruits and vegetables to flavour their waters,

appealing to eco-conscious consumers. Clear commitment to sustainability..

The proliferation of tools that make the barrier of entry lower for competitors, competing IP, drop shippers, home delivery of beverages and goods platforms has led to an increase in high-quality options for customers. These offerings compete for viewers' time and attention, making it essential for Rekt Brands to stand out.

Large beverage companies continue to leverage their size, relationships, and distribution channels to dominate the beverage market and make it difficult for new entries to the market to survive.

Customer Base

Company's product aims to engage a diverse and broad customer base, targeting both the existing users of flavored or premium water, and market participants who have not yet identified themselves as drinker of flavored water in social settings.

Company has no obligation to use any particular marketing agent for Company products.

Intellectual Property

Company plans to develop and protect intellectual property. Company does not anticipate that it will see any substantial revenue from its IP, in the form of licensing or other uses. It will be developed and protected as a company asset that can be used to identify our product as ours, and leverage any goodwill that the brand accumulates int he future. Do not invest on the basis of key individuals having influence in any marketplace. For this business to be successful in any way, the marketing must eclipse any key individual involved in the business.

Governmental/Regulatory Approval and Compliance

As a company producing and distributing a consumable good, Company is subject to various local, state, and federal regulations and guidelines that govern the health, nutrition labels, logistics, and safety for customers. These are and will continue to be significant ongoing costs and responsibilities of the Company.

Each jurisdiction and country has their own safety standards to which Company products are subject to. In the USA for instance, products must meet various sections of the FDA regulations that govern products like those that Company seeks to sell.


RISK FACTORS


Investing in crowdfunding carries significant and meaningful risks. You should avoid investing any funds in this offering or any other if you cannot afford to lose your entire investment.

As an investor, you are solely responsible for assessing the issuer and the offering terms, and determining the merits and risks involved before making any investment decisions. Please be aware that these securities have not been recommended or approved by any federal or state securities commission or regulatory authority, and that these authorities have not verified the accuracy or adequacy of this document.

It's important to note that the U.S. Securities and Exchange Commission (SEC) does not evaluate the merits of any securities offered, nor do they assess the terms of the offering or the completeness of any offering documents or literature.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "*Risk Factors*" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

	·	Our ability to effectively execute our business plan, including without limitation our ability to fully develop our products, business model,and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

| | · | Our ability to manage our research, development, expansion, growth and operating expenses; |

| | · | Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings; |

| | · | Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving non-alcoholic beverage industry; |

| | · | Our ability to respond and adapt to changes in technology and customer behavior; |

| | · | Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand. And our ability to meet all reporting requirements of Companies that have the number of shareholders that we expect to have after this Offering. |

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

Although these securities are offered under an exemption from registration, the SEC has not independently verified that they are exempt from registration.

Risks Related to the Company's Business and Industry

Limited Operating History and Early-Stage Risks

The Company has a limited operating history, which makes it challenging to evaluate our performance and determine our potential for future success. As a new company, we are still in the early stages of implementing our business plan, and there is no guarantee that we will ever operate profitably. Investors must consider the risks that any early-stage company faces, including problems, expenses, difficulties, complications, and delays.

Global Crises and Geopolitical Events

Global crises and geopolitical events, such as the ongoing COVID-19 pandemic, war, border disputes, interruptions to shipping and logistics processes, and other such disruptions can significantly impact our business operations and revenue projections. Any intermittent shelter-in-place orders or non-essential business closures, will impact our ability to effectuate our business plan, generate revenue, and may otherwise adversely affect Company.

Insufficient Funds to Sustain Current Business Plan

While we are plan to raise operating capital through subsequent offering, NO CAPITAL IS BEING RAISED THROUGH THIS OFFERING AND THUS DOES NOT SERVE TO BETTER POSITION THE COMPANY TO MEET THE RISKS RELATED TO THE COMPANY. The amount we are seeking may not be enough to sustain our current business plan. We may need to procure additional funds to achieve our near and long-term goals. If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

No Current Long-Term Contract with Vendor or Key personnel

Currently, we are working to build relationships with service providers, manufacturers, and all vendors needed to successfully grow our business. Currently there are no long term contracts in place with key service providers or any service provider. This may adversely impact our business and chances of successfully generating revenue or profit. Company has no long-term contract with key personnel.

Difficulty in Obtaining Capital

The Company may encounter difficulties in obtaining capital from external sources in the future. The Company must raise capital after this Offering or it likely will not be able to remain a going concern. Our lack of revenues from sales, combined with the inherent risks associated with our company and present and future market conditions, may make it challenging to raise the funds we need to execute our business strategy and conduct our operations. If we are unable to secure adequate funds, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, which could materially harm our business, financial condition, and results of operations.

Competitive Landscape:

The food and beverage industry is a constantly evolving and highly competitive space, with numerous established very large conglomerates and distribution companies securely holding vast market share. We likely will face significant challenges in capturing the attention of buyers who often are inundated with marketing from the larger players.

Changes in Consumer Preferences:

Consumer preferences and purchasing habits are constantly evolving. There is a risk that the products we develop may not resonate with customers or meet their expectations. This could potentially limit Company's ability to generate revenue or earn a profit. Ongoing market research is a meaningful and ongoing cost to the Company potentially.

Production Delays and Cost Overruns:

The Company will not own the manufacturing lines of its product during the initial phases of the company. We may never own our production means. This puts Company at the peril of production delays and cost overruns that are not always anticipated or avoidable. This positioning can lead to Company failing.

Dependence on Key Personnel

The success of the Rekt Brands Inc. may rely heavily on continued contributions by key individuals including Ovie Faruq and Michael Anderson. Neither of these individuals has a long-term contract with Company at the time of drafting this statement.

In some instances Stock issuances to founders who are key personnel are subject to vesting via a repurchase right held by the Company. Vesting for each is based on the attainment of various milestones. If the requirements for vesting are not met or unlikely to be met, the key person may be less motivated to continue providing high quality services to the Company. This is not the case in Rekt Brands, Inc. Founders shares have been fully allocated and are not subject to vesting, and no individual is under a long term contract to be in service of the Company.

As of the date of drafting, Founders control the Board of Directors and Control a majority of the votes of shareholders. The Company is subject to the control of a very few centralized individuals. None of these individuals have long term contracts to be in service to the Company. The unilaterally can cease working for Company, and that could have negative effects on the value of the Company, the viability of the Company, and the value of any shares of the Company.

Intellectual Property

The Company has not yet secured any trademark protection for any intellectual property. Even if it does, there is a cost and risk associated with protecting any such intellectual property in various jurisdictions around the world. There is no reason to feel confident that Company will easily be able to protect its various intellectual property in all relevant jurisdictions without significant cost to the Company.

Regulatory Compliance

The food and beverage industry is subject to various local, state, and federal regulations and guidelines that Company is subject to. Changes in regulations or failure to comply with existing laws may lead to fines, penalties, or restrictions on the production and distribution of our products. The Company must ensure it is up-to-date with all regulations and guidelines to avoid any regulatory issues that may negatively affect the business.
Failure to comply with these regulations may result in negative publicity, reduced revenue, or legal action, all of which could harm the Company's bottom line.

Operating History -Development Stage Company

We have no operating history by which potential investors may measure our chances of achieving success in our contemplated business model. In addition, our executive offices have a lack of experience in managing companies similar to the Company. We were recently organized and have no history of operations. Moreover, our Product is currently being developed and our business strategy is constantly evolving. We therefore should be considered a "*Development Stage Company*," with high risk and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management's ability to manage our business and operations and achieve our goals or the likely performance of the Company.

Our management team has not previously developed or managed similar companies. Our management team's lack of prior managerial experience within a highly competitive industry, subjects our Company to certain qualitative risks and uncertainties. **This Company has significant risks of failure associated with it.**

Market Competition

Though there is data to suggest the market of our product may grow in the future, currently many customers don't know of, or engage in the sub industry of single serve packaged, non alcoholic, premium drinks. The competition is heavy and intense and Company may fail to compete in the marketplace that will cause Company to fail and lose all money invested.

Negative Publicity

Public opinion can have a significant impact on the success of a consumable product. Negative publicity, whether related to the brand, product, or individuals involved in the Company, may harm the reputation of the Company and adversely affect its potential for success.

Global Events and Political Climate

Unforeseen global events or changes in the political climate may impact the food and beverage industry and affect the production, distribution, or reception of the Company product. For example, geopolitical tensions or trade restrictions may limit access to certain markets or disrupt the supply chain for necessary resources.

Environmental and Sustainability Concerns
Single serve packaged consumable goods can generate environmental concerns, such as resource consumption, waste production, or impact on local ecosystems. Increased awareness of these issues may lead to increased scrutiny and regulation, which could affect the production and associated costs.

Pre-Revenue Status

As the Company is currently in the pre-product phase and has not yet generated revenue, it may face additional risks and uncertainties. These could include difficulties in securing funding, obtaining necessary permits or licenses, assembling the production team, or establishing distribution channels. The lack of an established track record and revenue stream may also make it more challenging to attract investors, partners, or key personnel. This early stage of development may increase the likelihood of delays, cost overruns, or other obstacles that could impact the ultimate success of the Company product.

Quality Control Challenges

The production of an ingestible product involves numerous stages and requires coordination among various departments of the Company. Any breakdown in communication or quality control could impact the overall quality of the product and its potential for success.

Legal and Regulatory Compliance

Company's operations are subject to various local, state, and federal regulations and guidelines. Non-compliance with applicable laws and regulations could lead to fines, penalties, or restrictions on the production and distribution of the Company product. The Company must comply with various laws and regulations, including but not limited to, those relating to labor and employment, health and safety, intellectual property, privacy, and environmental protection. The Company may also be subject to legal disputes, including lawsuits, arbitration, or regulatory investigations, which could result in significant legal expenses and adverse outcomes. The company cannot be sure that it is complying with the noted regulations and guidelines. This environment increases the risk of the Company not succeeding, not making profit, and failing.

Cybersecurity Risks

The business is increasingly reliant on technology and digital platforms for production, distribution, and marketing. As such, the Company faces the risk of cybersecurity breaches or cyber-attacks that could compromise sensitive data or disrupt operations. Cybersecurity incidents could result in the theft or loss of intellectual property, confidential information, or financial assets, as well as reputational harm or legal liability. The Company must maintain robust cybersecurity measures, such as firewalls, encryption, and employee training, to mitigate the risk of cyber threats.

Force Majeure Events

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to complete the development and testing of our Products and the commercial release of our Products and related services and custom development services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any shareholder in the event of any such failure. **We may incur substantial operating and net losses due to substantial expenditures.**

We may not be able to carry out our proposed plan of operations.

There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We may not be able to manage our growth effectively.

Our growth could place a significant strain on our managerial, operational and financial resources. As the number of our customers, partners and other business partners grows, we must increasingly manage multiple relationships with various customers, strategic partners and other third parties. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results will also depend on our ability to expand sales and marketing. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

Suppliers and Contractors

Our Company relies on suppliers and contractors to meet our contractual obligations to our customers and to conduct our operations. If suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner, our ability to meet our obligations to our customers may be adversely affected. The quality of our products may also be adversely impacted if companies that manufacture major components or subsystems for our products, or from whom we acquire such items, do not provide components that meet required specifications and perform to our and our customers' expectations. Furthermore, if suppliers are unable to quickly recover from natural disasters and other events beyond their control, they may be subject to additional risks, such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Key Personnel
Our Company is dependent on certain key personnel to conduct our operations and execute our business plan. However, the Company has not too date purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Regulation of Individual Data

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Sarbanes-Oxley Regulations

The Company may incur significant costs and expenses to comply with these regulations, which could impact its financial performance and profitability.

Inadequate Insurance Coverage

The Company may be exposed to significant risks and liabilities that are not fully covered by insurance. The Company plans to obtain insurance coverage for general liability, property damage, and workers' compensation, among other types of insurance. However, the coverage limits and terms of the insurance policies may not fully protect the Company from potential risks and liabilities.

If the Company is found to be liable for any such claims, the costs of defense and settlement or damages could be substantial and could exceed the limits of the Company's insurance coverage. As a result, the Company may be required to pay significant amounts out of pocket, which could have a material adverse effect on its financial condition and results of operations.

Lack of Diversification

The Company's operations are currently focused on the development and production of non-alcoholic single serve packaged water based drinks. As such, the Company's success is highly dependent on the success of the product. The lack of diversification in the Company's operations and revenue streams could pose a significant risk to its business.

Litigation and Regulatory Proceedings

The Company may be subject to litigation, regulatory proceedings, or other legal disputes that could have a material adverse effect on its business, financial condition, and results of operations. Legal disputes may arise from a variety of sources, including intellectual property disputes, breach of contract claims, employment disputes, and regulatory investigations.

Litigation and regulatory proceedings can be costly, time-consuming, and disruptive to the Company's operations. The outcome of any legal dispute or regulatory proceeding is uncertain, and there can be no guarantee that the Company will be successful in defending itself or resolving the dispute.

Company Risks Related to the Offering

Potential Violation of Securities Laws
The Company has not previously conducted offerings of securities, and there is a risk that the Company may not have complied with all relevant state and federal securities laws for this Offering. This offering is not collecting money for the shares. This is a novel approach and may be found to be in some way not compliant with securities related laws. The complex nature of state and federal securities laws means that it is possible that the Company may have violated these laws in previous offerings, which could result in the Company being required to offer rescission rights to investors in such offerings. If investors exercise their rescission rights, the Company would be obligated to pay the investors an amount equal to the purchase price plus interest. The Company may not have sufficient funds to pay the prior investors the amounts required, and there is a risk that proceeds from this Offering may be used to pay such amounts.

There is a risk that some of the communications sent by individuals involved with Company, or by Company, prior to this Offering, may not have included proper disclaimers required for such communications. Therefore, any investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering.

There is a risk that any breach results in significant fines that negatively impact the chances of success of this Company.

SEC Disclaimer

SEC Does Not Pass Upon the Merits of the Securities or Offering Terms
The U.S. Securities and Exchange Commission plays a vital role in regulating and overseeing the securities industry. However, it is important to note that the SEC does not pass upon the merits of the securities being offered or the terms of the offering. In other words, just because the Form C is accessible through the SEC's EDGAR filing system does not mean that the SEC approves, endorses, or guarantees compliance with the offering. Investors should not solely rely on the accessibility of the Form C through the SEC's website as a form of approval or endorsement.

Lack of Registration

The Offering and the Securities have not been registered under federal or state securities laws. This means that no governmental agency has reviewed or passed upon the Offering or the Securities. As a result, investors will not have access to the benefits available in registered offerings, such as audited quarterly and annual financial statements. Instead, investors must rely on the information provided in the Form C and accompanying exhibits to assess the adequacy of disclosure and fairness of the terms of the Offering.

Discretionary Use of Proceeds

Company's management has broad discretion in how it uses the net proceeds of the Offering. The Company has considerable discretion over how to allocate the funds. This means that investors may not have the opportunity to assess whether the proceeds are being used appropriately, making it important to carefully review the Form C and accompanying exhibits to understand how the Company plans to use the funds. There is no limit as to how the money is to be spent, including for compensation to individuals.

Investor Limits Determined by Company

The Company has the authority to restrict any individual Investor commitment amounts based on its assessment of an Investor in any way, and its assessment of an Investor's sophistication and ability to assume the risk of the investment. As a result, your desired investment amount may be limited or reduced based solely on the Company's determination, and not in line with relevant investment limits set forth by Regulation CF rules. In addition, other Investors may receive larger allocations of the Offering based solely on the Company's decision. Companies may refuse to issue shares to anyone who went through the CF portal for any reason.

Early Closing and Investment Timing

The Company has the right to end the Offering early if the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline. This means that your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering, and the Company may also limit the amount of capital it can raise during the Offering by ending the Offering early.

Multiple Closings

The Company can conduct multiple closings during the Offering if it meets certain terms and conditions. This allows the Company to draw down on a portion of Investor proceeds committed and captured in the Offering during the relevant period, subject to the terms of the Offering. Investors should note that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. Additionally, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Lack of Voting Rights

Investors in this Offering will not have any voting rights, except as is mandatory under Delaware law. This means that Investors may not be able to vote on matters such as the election of the Board of Directors, amendments to the Company's organizational documents, or other matters that may be submitted to a vote of the Company's stockholders. Investors will be largely powerless to influence decisions made by the Company's management or to voice their opinion on key issues. Additionally, in the event of a corporate action such as a merger, acquisition or sale of substantially all assets, Investors will have little or no say in the outcome, which could result in a decision with which they disagree. This lack of voting rights could result in a lower level of investor engagement and satisfaction with the Company's operations, which could in turn harm the Company's reputation and future ability to raise capital. Investors should consider this lack of voting rights when making their investment decision.

Restrictions on the Transferability of Securities

The Securities being offered in this Offering will not be freely tradable. This means that the Securities may be subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Additionally, state securities regulations may also apply, so each Investor should consult with their attorney to understand the implications of transferring the Securities.

Furthermore, Investors should be aware of the long-term nature of their investment in the Company. There is not and likely will not ever be a public market for the Securities, and they have not been registered under the Securities Act or any state or foreign securities laws. This may limit the transferability of the Securities and adversely affect the price that Investors may be able to obtain for them in a private sale.

Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account and not with a view to resale or distribution.

Inspection Rights

<u>Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law.</u> Other security holders of the Company may have such

rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Production Plans and Capital Reinvestment Risks

The Company plans to produce single serve packaged premium non-alcoholic drinks. Company expects that it will be necessary to reinvest much, if not all, of the profits into the production and marketing of subsequent seasons. These further subject the Company's capital to market risk, and there is no guarantee that the Company will be able to generate sufficient revenues or become profitable.

Investors should be aware that the Company's production plans for products may require significant capital expenditures, which may reduce the Company's cash position and limit its ability to pay dividends or make distributions to investors. The Company's continued investment in the production of Company may be necessary to maintain and grow its audience, to remain competitive with other content producers, and to sustain the Company's long-term growth prospects.

The Company's success will depend on a variety of factors, including the acceptance and popularity of Company among the market, the effectiveness of the Company's marketing and promotional efforts, and the Company's ability to produce consistent and in demand products.

As a result, there can be no assurance that the Company will be able to achieve profitability or generate positive cash flow from its operations. Additionally, there is no guarantee that the Company will pay any dividends or make any distributions to its investors in the future. Investors should carefully consider these risks before making an investment in the Company.

Need for Additional Capital

The Company's equity securities will be subject to dilution. The Company may be required to issue additional equity to others in amounts that are uncertain at this time, and as a consequence holders of equity will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Reg D Offering Risks

Our plans include a subsequent capital raise through a separate Reg D Offering. However, there are significant risks associated with this strategy. The Reg D Offering may not materialize, which could limit our ability to raise the necessary capital to execute our business plan and grow the Company, which could ultimately require that the Company liquidate at a loss to investors. Even if the Reg D Offering does occur, there's no guarantee that the terms will be favorable to the Company or our current investors. Unfavorable terms could dilute the value of the shares held by our current investors and might also impose additional constraints on our operations.

Changes in Stock Terms

The terms, rights, and preferences of the Stock being offered in this round may change in the future without meaningful input from holders.

Dissolution or Bankruptcy

Investors should be aware that in the event of the dissolution or bankruptcy of the Company, they are not considered debt holders and therefore are unlikely to recover any proceeds. Instead, the holders of the Securities will be entitled to certain distributions consistent with the Company's Certificate of Incorporation, as may be amended from time to time. However, such distributions will only occur once all creditors and more senior security holders have been paid in full. This means that there is a risk that holders of the Securities may not receive any distributions, or may receive only a fraction of the amount they invested, in the event of the Company's dissolution or bankruptcy. Therefore, investors should carefully consider the risks associated with investing in the Securities and the possibility of losing some or all of their investment.

Issuance of Senior Securities

The Company may choose to issue other classes of securities, including preferred stock or debt securities, in the future, which may have a senior status to the Securities offered in this Offering. This means that the holders of such securities will have a higher priority of claims on the Company's assets and earnings compared to the holders of the Securities. The issuance of such senior securities could significantly reduce the value of the Securities and/or substantially impair the Company's ability to meet its obligations to holders of the Securities. The Company is not required to obtain the approval of the holders of the Securities before issuing additional securities, which may further dilute the ownership interest of the holders of the Securities.

No Guarantee of Return

Investing in the Company involves a high degree of risk and there is no guarantee that any Investor will realize a return on their investment or that they will not lose their entire investment. The Company is still in the early stages of development and has a limited operating history. The likelihood of success must be considered in light of the risks, expenses, delays, and problems encountered in connection with the development of a new business in a rapidly evolving market. Investors should carefully review all information provided in this Form C and its exhibits and consult with their attorney and business advisor before making any investment decision. Additionally, each Investor should be prepared to bear the economic risk of their investment in the Company for an indefinite period of time and should not plan to resell their Securities for the foreseeable future. The Company cannot guarantee that Investors will be able to sell their Securities when desired or that there will be any market for the Securities in the future. It is important that Investors understand that they may lose their entire investment and that they should only invest an amount of money that they can afford to lose without changing their lifestyle.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Tax Risks

C Corporations Generally

As a C corporation, the Company's tax structure has both advantages and disadvantages for investors. On the one hand, the C corporation status provides liability protection to shareholders, who are generally not personally liable for the debts and obligations of the Company. On the other hand, the C corporation status entails certain tax risks and implications that investors should be aware of before making an investment decision.

Double Taxation

Because of the Company's status as a C corporation, returns may be subject to double taxation. This means that the Company is subject to federal and state income tax on its profits, and then the shareholders are also subject to income tax on any distributions or dividends they receive from the Company. This can result in an overall tax liability that may be higher than other tax structures, such as pass-through entities like partnerships or S corporations.

Distributions & Dividends

Generally, upon payment of cash or property by a corporation to its shareholders, such payment is (subject to various nuances and rules) treated as follows: (a) to the extent such payment is a result of the Company's current and previous earnings and profits, a dividend; (b) then, to the extent the shareholder has a positive adjusted basis in the stock held, as a return of capital; and (c) thereafter, as a capital gain. Investors are required to maintain their individual bases in any stock of the Company held by them. There are additional limitations on the ability of a Company to declare a dividend as provided in the Delaware General Corporate Law and the Certificate of Incorporation of the Company (as may be amended). There is no guarantee that any amounts will be paid as a dividend or otherwise distributed to Investors, even if the Company is able to generate a profit. Accordingly, it is possible that Investors may only obtain a return on their investment by selling Securities held or upon a merger, acquisition, consolidation, dissolution or similar event regarding the Company.

Maintaining Basis and Capital Gains

Investors should also be mindful of the importance of maintaining their individual bases in any stock of the Company held by them. This is relevant because, upon payment of cash or property by the Company to shareholders, such payments are treated as a return of capital to the extent the shareholder has a positive adjusted basis in the stock held. Any remaining amount may be treated as a capital gain, subject to specific rules and limitations.

Qualified Small Business Stock

The Securities offered in this Offering may potentially qualify as "qualified small business stock" ("**QSBS**") under Section 1202 of the Internal Revenue Code of 1986, as amended (the "**Code**"). QSBS is eligible for favorable tax treatment, including a potential exclusion of up to 100% of the gain realized upon the sale or exchange of such QSBS. However, in order to qualify for this favorable tax treatment, the stock must be held for a minimum of five years, among other requirements.

The Company is not making any representation that the Securities will qualify as QSBS. Whether the Securities will in fact qualify as QSBS will depend on a number of factors, including whether the Company meets the requirements for being a "qualified small business" under Section 1202 of the Code, and whether the Investors hold the Securities for the required holding period. Investors are advised to consult with their own tax advisors regarding the potential application of Section 1202 of the Code to their investment in the Securities. Any loss of QSBS status could have adverse tax consequences for Investors.

THE FOREGOING TAX RISKS ARE INTENDED TO BE A BRIEF SUMMARY ONLY AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE SECURITIES. EACH INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL, AND FOREIGN TAX LAWS, AS WELL AS POSSIBLE CHANGES IN TAX LAWS THAT COULD AFFECT THE INVESTMENT. THE COMPANY MAKES NO REPRESENTATION REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES OR ANY PARTICULAR TAX TREATMENT THAT MAY BE AVAILABLE TO INVESTORS, INCLUDING THE AVAILABILITY OF ANY TAX BENEFITS ASSOCIATED WITH AN INVESTMENT IN QUALIFIED SMALL BUSINESS STOCK.

The Offering

The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of zero by July 9, 2024 (the "Target Date"). The securities are being issued for a price of zero dollars by the Company, pursuant to the requirements that the purchasers of the securities receive 100 common shares for each Rektguy held in the investor's wallet in October 2023 using ETHERSCAN.IO.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). There will be no committed funds in this offering. An escrow account will not be used. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Use of Proceeds

The Company reserves the right to alter the use of proceeds described below in its sole discretion. As of the date of the Offering, the Company expects to raise no proceeds from this Offering given the piece of zero per share.

Intermediary Fee

The fees paid to DealMaker Securities, LLC (the "Intermediary") are a $17,500 one-time administrative and compliance fee, $2,000/month software access fee, and $2.50 per AML search on each investor.

How to make an Investment
Investment Confirmation Process

In order to receive the Securities, you must complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Company reserves the right to not issue shares to anyone.

Since no money is being collected regarding the shares, there will be no escrow account, or funding of an escrow account. There is also not a minimum Target Amount. Although no funds will change hands for the investment, for purposes of this section, the investor's subscription will still be considered an investment commitment. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the Company may accept the investor's commitment and issue shares.

The Company will notify Investors when the shares the Company wants to issue have been accepted from investment commitments received. If the Company reaches this total prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment commitments. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled.

Investor Limitations

Although Investors are not including proceeds for securities in this offering as part of their investment commitments, it is required that the limitation on Reg CF investment commitments is described.

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

OWNERSHIP AND CAPITAL STRUCTURE
The Offering

Terms of the Offering

The company is conducting an offering with a minimum goal of zero USD (the "**Target Offering Amount**") and a maximum goal of zero USD (the "**Maximum Offering Amount**") for the sale of Common Stock (the "**Securities**") as outlined in this Form C and Offering Statement (the "**Offering**"). The minimum individual subscription amount is $0 at a price per share of $0.

Voting

Holders of the Securities will NOT be entitled to vote on any matter, unless required by law.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred, with Board approval and: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not yet formally adopted an Employee Stock Plan but the Board may set aside shares of Common Stock for issuance under an Employee Stock Plan and directed the Company to adopt such a plan.

How may the rights of the Securities be materially limited, diluted or qualified by the rights of any other class or securities above?

The Board has complete control to dilute the Securities offered, to pay dividends to shares of a class of stock and

not pay dividends to the holders of the Securities in this Offering. The Founder share class can control the Board

without input from Common share holders.

What are the differences between the Securities being offered and others?

The Securities offered do not entitle any holder to a vote or any information rights whatsoever. The Common shares offered in this Offering are restricted, non voting, securities with little to no governance rights.

How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The Board may vote to alter the general terms of the shareholders generally without the consent of the holders of the Securities. The majority of Founder share holders control the Board, and may vote to alter the general terms of the shares benign offered in a detrimental way, without consent from Common holders.

How are the Securities being valued?

The Securities are priced at $0 USD, though Company does not make the statement that the Company valuation can be backed out of the price of the securities being offered.

Risks of purchasers of Securities being minority shareholders

Purchasers of Securities will not be entitled to a vote. The reasoning for this is to allow the Company to operate efficiently, without obtaining consent from a large number of investors. However, this means that Investors will be subject to the decisions of the other shareholders.

Risks associated with the following corporation actions:

Additional Issuance of Securities

Common Stock will not be entitled to participate in any vote to issue additional securities.

Issuer Repurchase

Holders of Common Stock will not be entitled to participate in any vote on the repurchase of shares.

Sale of the Company

The Company may not sell, liquidate, dissolve or wind-up the business without the consent of a majority of the holders of Founder's class shares.

Transactions with Related Parties

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its interest holders or its note holders (if any, with respect to the note holders). By acquiring the Securities, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Material Debt of the Company

Accounts Payable

No accounts payable to the Company.

Previous Offerings of Securities

There has not been a previous public Offering of securities in this Company.

Was or is the issuer or any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No to each of the foregoing.

FINANCIAL CONDITION OF THE COMPANY

The Company was recently formed and does not have an operating history. The Company has not raised capital, and has generally has no meaningful operating history upon which investors can rely for past performance.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 27,371.55	N/A
Cash & Cash Equivalents	$27,371.55	N/A
Accounts Receivable	0.00	N/A
Short-term Debt	$17,500.00	N/A
Long-term Debt	0.00	N/A
Revenue/Sales	$27,371.55	N/A
Cost of Goods Sold	0.00	N/A
Taxes Paid	0.00	N/A
Net Income	$44,871.55	N/A

Liquidity and Capital Resources

As of March 3, 2024, Rekt Brands Inc.'s financial statements show cash and cash equivalents of $27,371.55, with current liabilities listed as a directors loan account (OSF) amounting to $17,500. The company's equity, as reflected in current year earnings, stands at $44,871.55.

The company is considering to raise more capital after conclusion of this CF, through an angel round to support its operations and growth. This fundraising effort is intended to finance strategic positions within the company and fund social media and content creation efforts. There is no guarantee that we will be able to raise any funds, and this aspirational plan should not be relied upon.

Historical Results of Operations

Between January 1, 2024, and March 3, 2024, Rekt Brands Inc. reported royalty revenues of $27,371.55. Operating expenses for this period were approximately $17,500, primarily due to fundraising expenses, resulting in a net income of $44,871.55.

Material Changes or Trends

The financial projections for the next 12 months anticipate revenues of $540,000, with costs and expenses estimated at $500,000, aiming for a net profit before taxes of $40,000. These projections are based on the anticipated scale of operations and include a plan to decrease the cost of goods sold as production volumes increase. There is no basis to believe these numbers to be accurate or true, and should not be relied upon in any way.

Risks and Market Demand

Rekt Brands Inc. has identified risks including potential challenges in selling drinks and potential production delays or setbacks that could increase costs. The company has sold and stocked over 5,000 drinks at various crypto events and spaces in the last two months, indicating a positive initial response to its product offerings in select markets.

Future Outlook and Strategic Initiatives

The future outlook of the company is unknown with many risks and many unknown risks. Company is taking an unproven approach to initial marketshare with no guarantee that it will be successful.

OTHER MATERIAL INFORMATION

All information that is material as determined by the Company's management team has been disclosed herein. Investors are encouraged to thoroughly review all information contained herein, together with all attachments and exhibits.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange   Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at rektguy.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION
SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

Ovie Faruq

A7DCC222059949F..._____Ovie Faruq

31/05/2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Ovie Faruq

A7DCC222059949F..._____Ovie Faruq

31/05/2024

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.